08001873

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

28th March 2008

SEC Mail Processing Section
APR 14 2008
Washington, DC

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

SUPPL

We refer to the above and enclose herewith Announcement dated 6 March 2008, 18 March 2008 and 19 March 2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
APR 21 2008
THOMSON FINANCIAL

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

DATE OF BOARD MEETING

The board of directors (the "Board") of New World Development Company Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 18 March 2008 for the purpose of, among other matters, approving the release of the interim results of the Company and its subsidiaries for the six months ended 31 December 2007 and considering the payment of an interim dividend.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 6 March 2008

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2007

RESULTS

The board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 31December 2007 as follows:

CONDENSED CONSOLIDATED INCOME STATEMEN -UNAUDITED

For the six months ended 31 December 2007

	Note	2007 HK$m	2006 HK$m
Turnover	2	**13,055.7**	10,716.8
Cost of sales		**(9,070.6)**	(7,964.5)
Gross profit		**3,985.1**	2,752.3
Other income		**18.4**	9.4
Other gains, net		**2,483.8**	196.6
Selling and marketing expenses		**(249.4)**	(204.4)
Administrative expenses		**(966.7)**	(644.6)
Other operating expenses		**(1,386.9)**	(1,225.4)
Changes in fair value of investment properties		**2,123.9**	607.2
Operating profit	3	**6,008.2**	1,491.1
Financing income		**795.6**	180.1
Financing costs		**(785.9)**	(552.1)
		6,017.9	1,119.1
Share of results of			
Jointly controlled entities		**1,844.8**	893.1
Associated companies		**482.0**	404.9
Profit before taxation		**8,344.7**	2,417.1
Taxation	4	**(1,089.4)**	(414.2)
Profit for the period		**7,255.3**	2,002.9
Attributable to:			
Shareholders		**5,644.8**	1,362.7
Minority interests		**1,610.5**	640.2
		7,255.3	2,002.9
Dividend		**672.4**	553.8
Earnings per share	5		
Basic		**HK$1.52**	HK$0.37
Diluted		**HK$1.45**	HK$0.37

CONDENSED CONSOLIDATED BALANCE SHEET-UNAUDITED

	Note	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
ASSETS			
Non-current assets			
Investment properties		**30,165.3**	26,252.0
Property, plant and equipment		**6,602.4**	5,571.0
Leasehold land and land use rights		**2,967.4**	2,461.9
Intangible assets		**947.4**	863.0
Interests in jointly controlled entities		**28,303.6**	24,293.5
Interests in associated companies		**10,416.1**	10,340.3
Available-for-sale financial assets		**5,288.5**	3,719.4
Held-to-maturity investments		**32.8**	32.3
Properties for development		**12,722.2**	11,549.2
Deferred tax assets		**116.6**	108.8
Other non-current assets		**859.1**	1,085.8
		98,421.4	86,277.2
Current assets			
Properties under development		**15,083.4**	13,654.5
Properties for sale		**4,878.1**	5,178.4
Stocks		**384.5**	275.9
Debtors and prepayments	6	**18,580.3**	21,023.7
Financial assets at fair value through profit or loss		**613.0**	246.9
Cash held on behalf of customers		**3,361.9**	2,042.4
Cash and bank balances		**14,454.0**	15,400.1
		57,355.2	57,821.9
Total assets		**155,776.6**	144,099.1

CONDENSED CONSOLIDATED BALANCE SHEET-UNAUDITED

	Note	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
EQUITY			
Share capital		**3,714.3**	3,692.1
Reserves		**62,420.6**	55,867.2
Proposed final dividend		**-**	928.3
Interim dividend		**672.4**	-
Shareholders' funds		**66,807.3**	60,487.6
Minority interests		**21,154.6**	17,996.2
Total equity		**87,961.9**	78,483.8
LIABILITIES			
Non-current liabilities			
Long-term borrowings		**31,762.3**	28,393.5
Deferred tax liabilities		**4,691.9**	4,106.2
Other non-current liabilities		**405.5**	368.5
		36,859.7	32,868.2
Current liabilities			
Creditors and accrued charges	7	**23,132.8**	18,472.2
Current portion of long-term borrowings		**3,198.7**	4,580.1
Short-term borrowings		**3,450.3**	8,612.3
Current tax payable		**1,173.2**	1,082.5
		30,955.0	32,747.1
Total liabilities		**67,814.7**	65,615.3
Total equity and liabilities		**155,776.6**	144,099.1
Net current assets		**26,400.2**	25,074.8
Total assets less current liabilities		**124,821.6**	111,352.0

Notes:

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The Interim Financial Statements should be read in conjunction with the 2007 annual financial statements.

The accounting policies and methods of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2007 annual financial statements.

For the six months ended 31 December 2007, the Group has adopted the following new standard, amendment to standard and interpretations which are relevant to the Group's operations and are mandatory for the financial year ending 30 June 2008:

HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of these new standard, amendment and interpretations does not have any significant impact on the results and financial position or changes in the accounting policies of the Group. However, the adoption of HKAS 1 Amendment and HKFRS 7 requires additional disclosures in the annual financial statements.

The following new or revised standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2008 or later periods but which the Group has not yet adopted:

Effective for the year ending 30 June 2009

HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 14	HKAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Effective for the year ending 30 June 2010

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments

The Group has already commenced an assessment of the impact of adopting these new or revised standards and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

2. Segment information

The Group is organised into property investment, property development, service (including contracting and financial services), infrastructure, telecommunications, department stores, hotel operations and others (including media and technology businesses) segments.

(a) **Primary reporting format- business segments**

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Six months ended 31 December 2007										
External	682.0	1,206.3	7,936.4	156.9	480.8	1,123.1	1,264.0	206.2	-	13,055.7
Inter-segment	99.2	-	1,338.8	-	33.5	-	-	19.7	(1,491.2)	-
Turnover	781.2	1,206.3	9,275.2	156.9	514.3	1,123.1	1,264.0	225.9	(1,491.2)	13,055.7
Segment results	431.7	140.4	609.5	53.6	(44.5)	180.9	295.7	13.2	-	1,680.5
Other gains	0.2	220.9	107.0	143.7	2.4	1,613.6	-	396.0	-	2,483.8
Changes in fair value of investment properties										2,123.9
Unallocated corporate expenses										(280.0)
Operating profit										6,008.2
Financing income										795.6
Financing costs										(785.9)
										6,017.9
Share of results of										
Jointly controlled entities	195.5	964.1	150.6	440.2	-	-	29.9	64.5	-	1,844.8
Associated companies	116.7	22.3	123.0	144.5	76.7	-	(8.6)	7.4	-	482.0
Profit before taxation										8,344.7
Taxation										(1,089.4)
Profit for the period										7,255.3
As at 31 December 2007										
Segment assets	33,243.7	36,208.1	17,106.1	2,085.6	819.1	2,351.5	4,448.9	6,185.0	-	102,448.0
Interests in jointly controlled entities	4,320.7	11,308.6	3,673.0	7,258.5	-	-	1,146.2	596.6	-	28,303.6
Interests in associated companies	2,777.7	1,469.1	1,246.3	2,257.4	2,209.9	-	355.9	99.8	-	10,416.1
Unallocated assets										14,608.9
Total assets										155,776.6
Segment liabilities	795.2	7,202.7	10,111.5	878.3	309.7	2,114.8	1,435.9	690.2	-	23,538.3
Unallocated liabilities										44,276.4
Total liabilities										67,814.7
Six months ended 31 December 2007										
Capital expenditure	959.1	372.6	79.5	-	25.4	214.9	967.3	83.9	-	2,702.7
Depreciation and amortisation	23.9	15.4	62.6	45.9	43.0	71.6	108.1	27.1	-	397.6
Impairment charge and provision	-	-	-	-	-	-	18.9	61.2	-	80.1

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
Six months ended 31 December 2006										
External	583.6	1,088.2	6,224.7	152.1	461.5	833.1	1,193.7	179.9	-	10,716.8
Inter-segment	77.3	-	584.1	-	30.2	-	-	-	(691.6)	-
Turnover	660.9	1,088.2	6,808.8	152.1	491.7	833.1	1,193.7	179.9	(691.6)	10,716.8
Segment results	363.7	18.7	230.1	52.6	(58.0)	103.0	302.3	(56.2)	-	956.2
Other gains/ (charge)	8.0	11.2	149.6	-	(16.3)	31.9	(16.6)	28.8	-	196.6
Changes in fair value of investment properties										607.2
Unallocated corporate expenses										(268.9)
Operating profit										1,491.1
Financing income										180.1
Financing costs										(552.1)
										1,119.1
Share of results of										
Jointly controlled entities	153.9	167.4	187.8	358.3	-	-	31.0	(5.3)	-	893.1
Associated companies	77.3	17.1	77.9	170.8	62.5	-	(0.7)	-	-	404.9
Profit before taxation										2,417.1
Taxation										(414.2)
Profit for the period										2,002.9
As at 30 June 2007										
Segment assets	27,486.7	35,755.3	18,609.9	2,155.7	1,598.8	2,414.2	2,161.3	3,774.5	-	93,956.4
Interests in jointly controlled entities	3,768.6	9,471.0	3,382.8	6,222.0	-	-	831.3	617.8	-	24,293.5
Interests in associated companies	2,772.5	1,389.0	1,778.6	1,961.2	2,256.5	-	128.8	53.7	-	10,340.3
Unallocated assets										15,508.9
Total assets										144,099.1
Segment liabilities	406.9	5,811.9	8,483.8	427.3	383.6	1,333.5	747.3	1,246.4	-	18,840.7
Unallocated liabilities										46,774.6
Total liabilities										65,615.3
Six months ended 31 December 2006										
Capital expenditure	172.5	45.7	65.9	-	38.2	135.5	34.2	12.8	-	504.8
Depreciation and amortisation	20.5	74.7	100.0	43.7	43.7	71.6	79.9	16.6	-	450.7
Impairment charge and provision	-	2.2	-	-	-	-	16.7	2.8	-	21.7

(b) Secondary reporting format -geographical segments

	Turnover	Capital expenditure	Segment assets
	Six months ended 31 December 2007 HK$m	Six months ended 31 December 2007 HK$m	As at 31 December 2007 HK$m
Hong Kong and Southeast Asia	6,547.0	326.3	68,307.7
Mainland China	3,316.2	2,376.4	32,060.5
Macau	3,192.5	–	1,991.7
North America	–	–	88.1
	13,055.7	2,702.7	102,448.0
	Six months ended 31 December 2006 HK$m	Six months ended 31 December 2006 HK$m	As at 30 June 2007 HK$m
Hong Kong and Southeast Asia	5,754.6	166.3	62,798.2
Mainland China	2,962.6	338.5	29,362.1
Macau	1,999.6	–	1,425.6
North America	–	–	370.5
	10,716.8	504.8	93,956.4

The Group's turnover, segment assets and capital expenditure attributed to Southeast Asia comprised less than 10.0% of the Group's total turnover, capital expenditure and segment assets respectively, and have been included in the Hong Kong and Southeast Asia segment.

3. Operating profit

For the six months ended 31 December 2007

Operating profit of the Group is arrived at after crediting/(charging) the following:

	2007 HK$m	2006 HK$m
Dividend income from listed and unlisted investments	18.4	9.4
Gain on deemed disposal of interests in subsidiaries	1,690.5	144.1
Net profit on disposal of		
Available-for-sale financial assets	70.9	3.6
Subsidiaries	88.4	31.9
Recovery from PrediWave Companies	424.3	–
Excess of fair value of net assets acquired over the cost of acquisition		
Additional interest of subsidiaries	19.6	–
Subsidiaries	125.7	–
Fair value gain on financial assets through profit or loss	16.7	–
Exchange gain	124.8	46.2
Cost of inventories sold	(1,844.8)	(1,189.5)
Depreciation and amortisation	(397.6)	(450.7)
Impairment loss on		
Debtors	(68.4)	–
Amount due from jointly controlled entities	(11.7)	(21.7)
Interest expense for securities broking and margin financing operations	(150.4)	–
Dilution loss on deemed disposal of interests in subsidiaries	(9.9)	(16.0)

4. Taxation

For the six months ended 31 December 2007

	2007 HK$m	2006 HK$m
Current taxation		
Hong Kong profits tax	**217.0**	120.9
Mainland China and overseas taxation	**388.1**	40.5
Mainland China land appreciation tax	**54.0**	71.1
Deferred taxation		
Valuation of investment properties	**364.1**	134.7
Temporary differences	**66.2**	47.0
	1,089.4	414.2

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. These rates range from 3% to 33% (2006: 3% to 33%). Mainland China land appreciation tax is provided at progressive rates ranging from 30% to 60% (2006: 30% to 60%) on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land use rights and property development expenditures.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "New CIT Law"), pursuant to which the corporate income tax rates for domestic and foreign enterprises are unified at 25% effective from 1 January 2008. The New CIT law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxation profit. On 6 December 2007, the State Council approved the Detailed Implementation Regulations for the implementation of the New CIT Law. The New CIT Law has an impact on the deferred income tax assets and liabilities of the Group and accordingly, the amount of deferred taxation as at 31 December 2007 has been determined based on the best estimation of the applicable corporate income tax rates. The Group will continue to evaluate the impact as more detailed regulations on these areas are announced.

Share of taxation of jointly controlled entities and associated companies of HK$672.0 million and HK$104.7 million (2006: HK$157.0 million and HK$90.7 million), respectively, are included in the income statement as share of results of jointly controlled entities and associated companies.

5. Earnings per share

For the six months ended 31 December 2007

The calculation of basic and diluted earnings per share for the period is based on the following:

	2007 HK$m	2006 HK$m
Profit attributable to shareholders	**5,644.8**	1,362.7
Effect of dilutive potential ordinary shares		
Interest expense on convertible bonds	**128.2**	–
Adjustment on the effect of dilution in the results of subsidiaries	**(32.9)**	–
Profit for calculation of diluted earnings per share	**5,740.1**	1,362.7

	Number of shares 2007	2006
Weighted average number of shares (million) for calculating basic earnings per share	**3,712.2**	3,663.6
Effect of dilutive potential ordinary shares		
Share options	**30.7**	–
Convertible bonds	**224.0**	–
Weighted average number of shares (million) for calculating diluted earnings per share	**3,966.9**	3,663.6

6. **Trade debtors**

Aging analysis of trade debtors is as follows:

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Current to 30 days	**6,061.0**	10,050.0
31 to 60 days	**284.9**	357.3
Over 60 days	**852.3**	751.2
	7,198.2	11,158.5

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sale proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

The Group has made loans to margin customers for its securities businesses. As at 31 December 2007, such loans amounted to HK$2,816.3 million (30 June 2007: HK$2,205.6 million) are secured by the underlying pledged securities and are interest-bearing. The amount of credit facilities granted to margin customers is determined by the discounted market value of the collateral securities accepted by the Group. As at 31 December 2007, the total market value of securities pledged as collateral in respect of margin customers was HK$17,690.0 million (30 June 2007: HK$15,942.2 million).

7. **Trade creditors**

Aging analysis of trade creditors is as follows:

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Current to 30 days	**3,023.5**	3,468.1
31 to 60 days	**547.2**	580.2
Over 60 days	**1,855.4**	1,857.1
	5,426.1	5,905.4
Payable arising from securities businesses *(Note)*	**4,305.3**	2,811.4
	9,731.4	8,716.8

Note:

This payable relates to securities, equity options, leveraged foreign exchange, futures, options and bullion contracts transactions and is mainly repayable on demand. No aging analysis is disclosed in respect of this amount as an aging analysis is not meaningful in view of the nature of this business.

8. **Pledge of assets**

As at 31 December 2007, HK$20,151.9 million (30 June 2007: HK$17,960.7 million) of total Group's assets were pledged as securities for loans.

9. **Contingent liabilities**

The Group's contingent liabilities as at 31 December 2007 amounted to HK$6,373.0 million (30 June 2007: HK$6,570.9 million).

INTERIM DIVIDEND

The Directors have declared an interim dividend for the financial year ending 30 June 2008 in scrip form equivalent to HK$0.18 per share with a cash option to shareholders registered on 17 April 2008.

Subject to the Listing Committee of the Hong Kong Stock Exchange granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that shareholders be given the option to elect to receive payment in cash of HK$0.18 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 14 May 2008.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	11 April 2008 to 17 April 2008
Latest time to lodge transfer with Share Registrars	:	4:00 p.m. on 10 April 2008
Address of Share Registrars	:	Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 31 December 2007, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the period.

BUSINESS REVIEW

HONG KONG PROPERTY DEVELOPMENT

During the period under review, the Group's share of property sales amounted to approximately HK$1,709 million, up 146% year-on-year. Harbour Place (海濱南岸) in Hunghom was launched to the market in December 2007 with overwhelming response. In the first half of FY2008, the contribution to the property sales mainly came from the sales of Harbour Place and inventory.

Currently, the Group has a landbank of 2.4 million sq ft GFA for immediate development after the disposal of 35-47 Tsing Yi Road. The Group also has a total of 20 million sq ft of agricultural land reserve pending conversion.

Landbank by location	Attributable GFA (sq ft)
Hong Kong Island	414,617
Kowloon	1,229,961
New Territories (excluding areas pending agricultural land conversion)	748,483
Total	2,393,061

Agricultural landbank by location	Total land area (sq ft)	Attributable land area (sq ft)
Yuen Long	14,449,000	13,048,000
Sha Tin / Tai Po	3,414,000	2,528,000
Fanling	2,260,000	2,260,000
Sai Kung	2,624,000	2,070,000
Tuen Mun	120,000	120,000
Total	22,867,000	20,026,000

The Group is discussing with the Government on conversion of eight million sq ft agricultural land and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the MTR Corporation.

In the pipeline, the Group will launch four more projects that provide over 1,200 units to the market. They are 42-44 Belcher's Street project in Western District (西環卑路乍街 42-44 號), the Hanoi Road Redevelopment Project in Tsim Sha Tsui (尖沙咀河內道重建項目), Ma Tin Road project in Yuen Long (元朗馬田路項目) and Block A of Wylie Court in Homantin (何文田衛理苑 A 座).

HONG KONG PROPERTY INVESTMENT

During the period under review, the Group's gross rental income in Hong Kong amounted to HK$484 million, up 9% year-on-year. The Group's commercial portfolio was benefited from the growing local economy and the rising tourist number. All key shopping malls under the Group's portfolio maintained the average occupancy over 90% during the period under review.

Hong Kong's buoyant economy has continually created keen demand for office space. Both the occupancies and the rental rates of our office portfolio are expected to be further benefited in the coming months.

The increasing tourism expenditure and rising number of visitors to Hong Kong has enhanced the rental rates in prime tourist areas like Tsim Sha Tsui. The 1.1-million sq ft GFA Tsim Sha Tsui Hanoi Road Redevelopment Project, which has a 340,000-sq ft shopping mall with direct access to the Tsim Sha Tsui MTR Station is scheduled to complete in 2008.

HOTELS

Overall visitor arrivals to Hong Kong in 2007 reached a record high of 28.17 million, up 11.6% year-on-year. Our hotel operations were benefited from the rising number of travellers to Hong Kong. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel, recorded an average occupancy of 83% and a 14% growth in the room rate achieved during the period under review.

The Group's hotels in Mainland China have a steady growth in contribution. Meanwhile, our four hotels in Southeast Asia achieved a double-digit growth in contribution during the period under review.

To further capture the booming tourist demand, the Group has two hotels in the pipeline in Hong Kong located at Hanoi Road and the MTR University Station. Meanwhile, the Group's two hotels in Wuhan and Dalian are both under construction.

NWS HOLDINGS LIMITED ("NWS")

Infrastructure

Infrastructure operation recorded a stable segment contribution to the Group. Apart from the energy business, roads, water and ports businesses achieved a strong growth in contribution.

Performance of road and expressway projects within the Pearl River Delta Region was outstanding. Average daily traffic flow of Guangzhou City Northern Ring Road has increased by 6% during the period under review. Toll income of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) soared by 20% as benefited by the strong economic development of the Pearl River Delta Region. The combined average daily traffic flow of Shenzhen-Huizhou Roadway and Expressway increased by 23% when compared to the same period last year.

Both combined electricity sales and average tariff of Zhujiang Power Plants increased by 3% during the period under review. However, its contribution was dropped mainly because the soaring coal price drove the combined fuel costs increased by 19%. The electricity sales of Macau Power grew satisfactorily by 27% due to the booming economy in Macau.

During the period under review, average daily sales volume of Macau Water Plant increased by 9%. In Mainland China, water sales volume of both Tanggu Water Plant and Chongqing Water Plant grew 8% when compared to the same period last year. Other new projects, such as Changshu Water Plant and Chongqing Tangjiatuo Waste Water Treatment Plant, started the contribution during the period under review.

Xiamen Xiangyu Terminals reported a 6% volume growth to 403,000 TEUs. Throughput of Tianjin Container Terminals grew 5% to 577,000 TEUs after the conversion of the coal berth into container handling facility was completed in February 2007. Throughput of Tianjin Five Continents International Container Terminal stood at 1,029,000 TEUs during the period under review. The interest in Xiamen Xinyuan Container Terminal Co., Ltd was sold and realized a gain to NWS during the period under review.

Service

Hong Kong Convention and Exhibition Centre ("HKCEC") continued to achieve satisfactory result for the period under review with 696 events held and serving over 3.3 million guests. Benefited from the growth of the local economy and the Mainland China's market, ATL Logistics Centre recorded a steady profit with average occupancy rate reaching 98% during the period under review.

The significant improvement in operating results of contracting business is due to the gradual improvement of the overall operating environment in Hong Kong and the substantial contribution from Macau. Macau business continued to be encouraging with the potential high yields from the entertainment and property business. It is expected that Macau will continue to be the major profit contributor in the next year.

Taifook Securities achieved excellent results during the period under review. The remarkable achievement were mainly attributed to an exceptional robust stock market in 2007, while Taifook Securities' solid business foundation and massive client base placed the company in an advantageous position to tap the unprecedented business opportunities that arose. Also benefited from the booming stock market, Tricor Holdings Limited ("Tricor") achieved excellent results with a growth of 30% during the period under review. Tricor had successfully expanded into the Mainland China and Singapore markets following the opening of offices in Shanghai and Beijing and the acquisition of Singapore business.

Citybus Limited and New World First Bus Services Limited reported a significant drop in profits as compared with the same period last year. Surge in fuel price and salaries rise led to a heavy burden to the performance of the bus operation.

NEW WORLD CHINA LAND LIMITED ("NWCL")

NWCL recorded a profit of HK$ 919.6 million in the first half of FY2008, up 126% year-on-year. The significant increase in profit was attributable to the improved performance achieved by all three major operations of NWCL, namely property sales, rental operation and hotel operation.

During the period under review, 283,098 sq m of properties were sold to generate RMB 2.6 billion cash proceeds. The average gross margin of development projects achieved over 33.5% and average selling price of the sold units was over RMB 8,600 per sq m.

NEW WORLD DEPARTMENT STORE CHINA LIMITED ("NWDS")

NWDS recorded a profit of HK$ 227.8 million in the first half of FY2008, up 62% year-on-year. The growth was primarily resulted from strong performance of all sources of revenue including commission income from concessionaire sales, sales of goods for direct sales, management fees and rental income, which increased by 23%, 75%, 112% and 33% respectively from the same period of last year.

In the first half of FY2008, NWDS expanded the Shanghai Hongkou Store and opened three new stores in Shanghai Pudong, Anshan and Nanjing. As at 31 December 2007, NWDS operates 31 department stores with a total GFA of approximately 932,180 sq m.

In January 2008, new store at Wuhan Xudong was opened. Meanwhile, the Group plans to open new store in Beijing by the end of 2008.

CSL NEW WORLD MOBILITY GROUP ("CSLNWM")

The Group own 23.6% of the CSLNWM. During the period under review, the contribution from CSLNWM recorded a significant increment.

NEW WORLD TELECOMMUNICATIONS LIMITED ("NWT")

During the period under review, NWT reported a loss due to intense competition in the fixed-line telecommunications market. NWT is extending its position as a pioneering telecom service provider in Hong Kong. With the establishment of "NW iMedia" in November 2007, NWT will maximize its momentum on search marketing and online advertising service through extensive partnerships with renowned companies.

NEW WORLD CHINA ENTERPRISES PROJECTS LIMITED ("NWCEP")

NWCEP focuses on making strategic investments in high growth companies with listing potential. NWCEP invests in companies in Greater China, involving in sectors such as industrial manufacturing, consumer goods production, production management and retail distribution chain stores, etc.

NEW WORLD TMT LIMITED

The Group won the PrediWave litigation in December 2006 and recognised a recovery from the PrediWave litigations of HK$424.3 million for the six months ended 31 December 2007. As at 31 December 2007, total aggregate recovery from the PrediWave litigation amounted to HK$2,017.9 million.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

	As at 31 December 2007 HK$m	As at 30 June 2007 HK$m
Consolidated net debt	**21,422.3**	24,077.9
NWS (stock code: 0659)	**4,891.1**	8,438.4
NWCL (stock code: 0917)	**6,086.7**	4,021.2
NWDS (stock code: 0825)	**(3,932.1)**	-
Net debt (exclude listed subsidiaries)	**14,376.6**	11,618.3

On 12 July 2007, the Company completed the spin-off of its department store operations and management business in the People's Republic of China into a separate company, NWDS, whose shares were listed on the Main Board of the Hong Kong Stock Exchange. NWDS issued 467,245,000 shares at HK$5.8 per share, raising net proceeds of HK$2,560.8 million. This put the Group in a better financial position for future expansion in its department store operations.

In respect of the Group's operation in Mainland China, the Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of Renminbi contributed to those projects. Apart from this, the Group does not have any material foreign exchange exposure.

As at 31 December 2007, the Group's cash and bank balances stood at HK$14,492.3 million (30 June 2007: HK$15,400.1 million) and the consolidated net debt amounted to HK$21,422.3 million (30 June 2007: HK$24,077.9 million). The net debt to equity ratio was 24.35%, a decrease of 6.33% as compared with 30 June 2007.

The Group's long term borrowing and short term borrowing as at 31 December 2007 were HK$33,979.0 million and HK$1,935.6 million respectively. The maturity of long term borrowing as at 31 December 2007 is as follows:

	HK$m
Within one year	**3,198.7**
In the second year	**7,442.5**
In the third to fifth year	**14,812.2**
After the fifth year	**8,525.6**
	33,979.0

Equity of the Group as at 31 December 2007 increased to HK$87,961.9 million against HK$78,483.8 million as at 30 June 2007.

OUTLOOK

With the strong end-user demand, the property market in Hong Kong has been rising since 2007. The number of transactions in primary and secondary sales in 2007 was up 44% and 51% year-on-year respectively. With the favourable conditions of strong economic growth, low unemployment rate and negative interest rate, the Group expects the Hong Kong residential market will maintain its stable healthy growth in 2008.

As an international financial hub with the strong financial activities happening in town, the office spaces in prime districts of Hong Kong are continuously under strong demand. Our office portfolio in Central and Tsim Sha Tsui is still having positive rental reversion. Meanwhile, the increasing tourist spending and rising number of visitors to Hong Kong have benefited both the Group's rental portfolio and hotel operations.

The Group's infrastructure and service arm, NWS Holdings Limited continued to expand its portfolio of large-scale infrastructure projects with enormous potential, including new roads in Mainland China. NWS also signed a strategic agreement with Xiamen Municipal Government and CMA CGM S.A. to develop Xiamen's Haicang Port into an international transshipment hub. The completed terminal in Kunming was injected by the Chinese partner, China Railway Container Transport Corp., Ltd., in the China Rail Container Terminal joint-venture project as their equity contribution in December 2007. The construction of three new terminals in Qingdao, Zhengzhou and Chongqing was commenced in December 2007 and is expected to be completed in late 2009. The next batch of four new terminals, namely, Wuhan, Xian, Dalian and Chengdu, is scheduled to start construction in mid 2008.

While the HKCEC Atrium Link Expansion is scheduled to be completed in the first quarter of 2009, Hip Hing Construction has teamed up with Gammon Construction and won the design and construction contract of the new government headquarters at Tamar.

In 2007, China achieved an 11.4% GDP growth which was the fifth consecutive year enjoying double-digit growth. The resilient economic growth and stable increase of average income per capita have cradled the stable growth of real estate market in Mainland China. The Group expects that the middle to high end residential property market still has significant growth potential since demand for such properties will continue to increase as a result of rapid development of the Mainland economy, the corresponding urbanization, income increase, and the improvement in living standard of the urban population.

The Group believes that its geographical diversification will alleviate the risks of having too much of its operation concentrated in one particular city or region in Mainland China. Under the backdrop of strong economic growth, the Central Government is expected to continuously release control measures to regulate the market development, alleviate distorted supply-demand imbalance and curb illicit practices. New World China Land, as a long-term and committed developer, is glad to see the market is having a healthy and stable development in the long run.

NWDS will continue to benefit from persistent rises in GDP and consumption power because of its unique competitive strengths. NWDS has brand recognition and brand equities accumulated over 15 years in the market. NWDS enjoys economy of scale in operations arising from the extensive retail network and established a clear, consistently communicated vision of our own market positioning.

In January 2008, the Group opened a new managed department store in Wuhan. Taking into account of another Beijing store to be opened at the end of 2008, the Group will have a total of 33 department stores with its store network covering 18 major cities.

In the last few months, the global financial market was overcast with the US sub-prime turmoil. Alongside with the worry of global economic slowdown, the world is facing the risks triggered by the inflation due to the surging of commodity prices, especially from crude oil. At the same time, Mainland China is also experiencing the negative effects from domestic inflation, macro-tightening measures and even the most recent snow storms. The Group will keep monitoring the risks affecting our operations and, if necessary, adjust our plans and executions for the best interests of the Group's stakeholders.

EMPLOYEES AND REMUNERATION POLICIES

The Group has over 56,000 employees at 31 December 2007. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company, NWS, NWCL, NWDS and Taifook Securities Group Limited ("Taifook"), options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or NWS and/or NWCL and/or NWDS and/or Taifook.

REVIEW OF INTERIM RESULTS

The Company's unaudited interim results for the six months ended 31 December 2007 have not been reviewed by external auditors, but have been reviewed by the Audit Committee of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules throughout the six months ended 31 December 2007 except for the following deviation:

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 56,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

DEMISE OF DIRECTOR

The Board regrets that Mr. Cheng Yue-Pui, a non-executive director of the Company, passed away on 19 February 2008.

Mr. Cheng had made invaluable contribution to the Company during his tenure. The Board would like to take this opportunity to express its deepest sorrow to the departure of Mr. Cheng.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 18 March 2008

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor), Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of New World Development Company Limited (the "Company") has on 18 March 2008 declared an interim dividend for the financial year ending 30 June 2008 in scrip form equivalent to HK$0.18 per share with a cash option to shareholders of the Company as registered at the close of business on Thursday, 17 April 2008.

The register of members of the Company will be closed from Friday, 11 April 2008 to Thursday, 17 April 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Tricor Tengis Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 10 April 2008.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 18 March 2008

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

New World Department Store China Limited
新世界百貨中國有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0825)

REVISION OF CAPS FOR CONCESSIONAIRE COUNTER ARRANGEMENTS IN RESPECT OF 2008 AND 2009

REVISION OF CAPS FOR MASTER LEASING AGREEMENT AND CONCESSIONAIRE COUNTER ARRANGEMENTS IN RESPECT OF 2008 AND 2009

As disclosed in the Prospectus, prior to the Listing, NWDSC entered into respectively (i) the Master Leasing Agreement with NWD; and (ii) the Concessionaire Counter Arrangements with CTF Jewellery. The transactions contemplated under the Master Leasing Agreement and the Concessionaire Counter Arrangements respectively constituted non-exempt continuing connected transactions of NWDSC after the Listing, subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The Stock Exchange granted NWDSC a waiver on 4 June 2007 from strict compliance with the announcement and independent shareholders' approval requirements in relation to the Master Leasing Agreement and the Concessionaire Counter Arrangements.

The anticipated annual aggregate of the amounts of the transactions under the Master Leasing Agreement and the Concessionaire Counter Arrangements are expected to exceed the Original Leasing Annual Caps and the Original Concessionaire Annual Caps respectively. The directors of NWDSC propose to revise the Original Leasing Annual Caps. Both the directors of NWD and NWDSC propose to revise the Original Concessionaire Annual Caps.

As the applicable ratios in respect of the Revised Concessionaire Annual Caps are less than 2.5% for NWD, the Concessionaire Counter Arrangements are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under the Listing Rules so far as NWD is concerned. As more than one of the applicable percentage ratios in respect of the Revised Caps is more than 2.5% for NWDSC, the Transactions and the Revised Caps are subject to the reporting, annual review and independent shareholders' approval requirements under the Listing Rules so far as NWDSC is concerned. Accordingly, NWDSC will seek approval from the NWDSC Independent Shareholders of the Transactions and the Revised Caps by way of poll at the EGM.

A circular containing further details of the Transactions and the Revised Caps, letter from the NWDSC Independent Board Committee, an opinion of the independent financial adviser together with a notice convening the EGM to approve the Transactions and the Revised Caps will be dispatched to the shareholders of NWDSC as soon as practicable.

BACKGROUND

As disclosed in the Prospectus, prior to the Listing, NWDSC entered into respectively (i) the Master Leasing Agreement with NWD; and (ii) the Concessionaire Counter Arrangements with CTF Jewellery. The transactions contemplated under the Master Leasing Agreement and the Concessionaire Counter Arrangements respectively constituted non-exempt continuing connected transactions of NWDSC after the Listing, subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The Stock Exchange granted NWDSC a waiver on 4 June 2007 from strict compliance with the announcement and independent shareholders' approval requirements in relation to the Master Leasing Agreement and the Concessionaire Counter Arrangements.

The anticipated annual aggregate of the amounts of the transactions under the Master Leasing Agreement and the Concessionaire Counter Arrangements are expected to exceed the Original Leasing Annual Caps and the Original Concessionaire Annual Caps respectively. The directors of NWDSC propose to revise the Original Leasing Annual Caps. Both the directors of NWD and NWDSC propose to revise the Original Concessionaire Annual Caps.

MASTER LEASING AGREEMENT

1. Background

As disclosed in the Prospectus, prior to the Listing, NWDSC and NWD entered into the Master Leasing Agreement on 22 June 2007. Pursuant to the Master Leasing Agreement, the NWDSC Group agreed to continue to lease and may from time to time lease new premises from the NWD Group in accordance with the respective terms of the relevant leasing agreements.

2. Revision of Annual Caps

For the period from 1 July 2007 to 31 October 2007, the aggregate rental payment to the NWD Group under the Master Leasing Agreement amounted to approximately HK$41,436,000, representing approximately 29% of the Original Leasing Annual Cap for the year ending 30 June 2008. The directors of NWDSC confirm that the Original Leasing Annual Cap was not exceeded as at 31 December 2007.

In view of the above, the corresponding projected aggregate amount of the transactions contemplated under the Master Leasing Agreement for each of the two years ending 30 June 2008 and 2009 are likely to exceed the respective Original Leasing Annual Caps. Accordingly, NWDSC entered into the Supplemental Agreement with NWD on 19 March 2008 to revise the annual caps for the transactions under the Master Leasing Agreement for each of the two years ending 30 June 2008 and 2009 as follows:

	2006/07	2007/08	2008/09
Original Leasing Annual Caps	HK$106.7 million	HK$144.1 million	HK$149.3 million
Actual amounts incurred	HK$102,382,000	HK$41,436,000 (for the period from 1/7/2007 to 31/10/2007)	—
Revised Leasing Annual Caps	—	RMB135.7 million (equivalent to approximately HK$147.1 million)	RMB212.0 million (equivalent to approximately HK$229.8 million)

The Supplemental Agreement is conditional upon the approval by the shareholders of NWDSC other than NWD and its associates of (i) the Supplemental Agreement and the transactions contemplated thereunder; and (ii) the Revised Leasing Annual Caps at the EGM to be held in accordance with the requirements of the Listing Rules.

The Revised Leasing Annual Caps are estimated by the directors of NWDSC with reference to (i) the unaudited amount of the transactions under the Master Leasing Agreement for the four months from 1 July 2007 to 31 October 2007; and (ii) the assumption that there will be an annual increase of approximately 56% in 2009. The assumption of the annual increase in the Revised Leasing Annual Caps is based on (i) the expected growth in the number of new department stores of the NWDSC Group; and (ii) the anticipated appreciation in Renminbi.

3. Reasons for Revising the Original Leasing Annual Caps and Listing Rules Requirements

The Original Leasing Annual Caps are expected to be exceeded as a result of (i) the fast appreciation of Renminbi; (ii) the expansion in the number of stores; and (iii) the expansion in the turnover of stores as a turnover rent might be charged by the NWD Group in some of the leases. Pursuant to Rule 14A.36 of the Listing Rules, NWDSC is required to re-comply with Rules 14A.35(3) and (4) of the Listing Rules. As more than one of the applicable percentage ratios in respect of the Revised Leasing Annual Caps are more than 2.5%, the Lease and the Revised Leasing Annual Caps are subject to the reporting, annual review and independent shareholders' approval requirements under the Listing Rules. Accordingly, NWDSC will seek approval from the NWDSC Independent Shareholders of the Lease and the Revised Leasing Annual Caps by way of poll at the EGM.

The directors of NWDSC (excluding the independent non-executive directors of NWDSC who will be appointed as members of the NWDSC Independent Board Committee to advise the NWDSC Independent Shareholders in respect of the terms of the Lease and will only provide their views after considering the opinion of the independent financial adviser) consider that the terms of the Lease have been negotiated on an arm's length basis and on normal commercial terms, and the terms thereof and the Revised Leasing Annual Caps are fair and reasonable and are in the best interests of the NWDSC Group and the shareholders of NWDSC as a whole.

CONCESSIONAIRE COUNTER ARRANGEMENTS

1. Background

As disclosed in the Prospectus, prior to the Listing, the NWDSC Group entered into Concessionaire Counter Arrangements with CTF Jewellery or its subsidiaries pursuant to which members of the NWDSC Group provide floor space in its department stores to CTF Jewellery or its subsidiaries to exhibit and sell jewellery.

Pursuant to the concessionaire counter agreements, commissions and basic usage costs are payable by CTF Jewellery or its subsidiaries to members of the NWDSC Group for the use of the concessionaire counters. Such commissions are calculated by a pre-determined percentage of sales made for each type of the products sold at the concessionaire counter and the gross sales figures of concessionaire counter, while the basic usage costs comprise the general promotional contributions and other fixed charges.

2. Revision of Annual Caps

According to the management accounts of the NWDSC Group for the period from 1 July 2007 to 31 December 2007, the aggregate sums with respect to the concessionaire counter agreements paid by CTF Jewellery or its subsidiaries to the NWDSC Group amounted to approximately HK$8,845,000, representing approximately 49% of the Original Concessionaire Annual Caps for the year ending 30 June 2008.

In view of the above, the corresponding projected aggregate amount of the transactions contemplated under the Concessionaire Counter Arrangements for each of the two years ending 30 June 2008 and 2009 are likely to exceed the respective Original Concessionaire Annual Caps. Accordingly, both the directors of NWD and NWDSC propose to revise the annual caps for the Concessionaire Counter Arrangements for each of the two years ending 30 June 2008 and 2009 as follows:

	2006/07	**2007/08**	**2008/09**
Original Concessionaire Annual Cap	HK$12.5 million	HK$18.2 million	HK$26.2 million
Actual amounts incurred	HK$12,375,000	HK$8,845,000 (for the period from 1/7/2007 to 31/12/2007)	—
Revised Concessionaire Annual Cap	—	RMB24.6 million (equivalent to approximately HK$26.67 million)	RMB53.1 million (equivalent to approximately HK$57.57 million)

The Revised Concessionaire Annual Caps are estimated by the directors of NWD and NWDSC with reference to (i) the unaudited amount of the transactions under the Concessionaire Counter Arrangements for the six months from 1 July 2007 to 31 December 2007; and (ii) the assumption that there will be an annual increase of approximately 116% in 2009. The assumption in the annual increase in the Revised Concessionaire Annual Caps is based on (i) the growth in sales of concessionaire counters in the department stores of the NWDSC Group; (ii) the anticipated appreciation in Renminbi; (iii) the additional contribution of sales of concessionaire counters in the acquired department store; and (iv) the expected growth in the number of concessionaire counters in the department stores of the NWDSC Group.

3. Reasons for Revising Original Concessionaire Annual Caps and Listing Rules Requirements

The Original Concessionaire Annual Caps are expected to be exceeded as a result of the fast appreciation of Renminbi and expansion in the number of stores and turnover of concessionaire counters. Pursuant to Rule 14A.36 of the Listing Rules, NWD and NWDSC are required to re-comply with Rules 14A.35(3) and (4) of the Listing Rules.

As the applicable ratios in respect of the Revised Concessionaire Annual Caps are less than 2.5% for NWD, the Concessionaire Counter Arrangements is subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under the Listing Rules so far as NWD is concerned.

As one of the applicable percentage ratios in respect of the Revised Concessionaire Annual Caps is more than 2.5% for NWDSC, the Concessionaire Counter Arrangements and the Revised Concessionaire Annual Caps are subject to the reporting, annual review and independent shareholders' approval requirements under the Listing Rules so far as NWDSC is concerned. Accordingly, NWDSC will seek approval from the NWDSC Independent Shareholders of the Concessionaire Counter Arrangement and the Revised Concessionaire Annual Caps by way of poll at the EGM.

Dr. Cheng Kar-shun Henry and Mr. Cheng Chi-kong, Adrian are common directors of NWD and NWDSC. Both the directors of NWD and the directors of NWDSC (excluding the independent non-executive directors of NWDSC who will be appointed as members of the NWDSC Independent Board Committee to advise the NWDSC Independent Shareholders in respect of the terms of the Concessionaire Counter Arrangements and will only provide their views after considering the opinion of the independent financial adviser) consider that the terms of the Concessionaire Counter Arrangements have been negotiated on an arm's length basis and on normal commercial terms, and the terms thereof and the Revised Concessionaire Annual Caps are fair and reasonable and are in the best interests of the NWD Group and NWDSC Group and the shareholders of NWD and NWDSC as a whole respectively.

INFORMATION ON THE PARTIES

The NWDSC Group is principally engaged in the operation of department stores in the PRC.

The principal activities of NWD Group include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

To the best knowledge of the directors of NWD and NWDSC, CTF Jewellery is engaged in selling jewellery.

GENERAL

NWD, the controlling shareholder of NWDSC, is interested in approximately 72.29% of the entire issued share capital of NWDSC as at the date of this announcement. CTF Jewellery is an associate of CTF, which in turn is a substantial shareholder of NWD. Hence, both NWD and CTF Jewellery are connected persons of NWDSC under the Listing Rules. Accordingly, the respective transactions contemplated by the Master Leasing Agreement and the Concessionaire Counter Arrangements constitute continuing connected transactions for NWDSC respectively. NWDSC is not connected person of NWD as at the date of this announcement.

Since NWDSC is a subsidiary of NWD and CTF Jewellery is an associate of CTF which is a substantial shareholder of NWD, the transactions contemplated by the Concessionaire Counter Arrangements constitute continuing connected transactions for NWD.

In view of NWD's interest in the Master Leasing Agreement and the Supplemental Agreement and CTF Jewellery's interest in the Concessionaire Counter Arrangements, NWD and its associates (including CTF and CTF Jewellery) will abstain from voting in relation to the resolutions to approve the Transactions and the Revised Caps. The NWDSC Independent Board Committee will be appointed to advise the NWDSC Independent Shareholders on whether or not the terms of the Transactions including the Revised Caps are in the interest of NWDSC and are fair and reasonable so far as the shareholders of NWDSC as a whole are concerned. An independent financial adviser will be appointed by NWDSC to advise the NWDSC Independent Board Committee on the same.

A circular containing further details of the Transactions and the Revised Caps, letter from the NWDSC Independent Board Committee, an opinion of the independent financial adviser together with a notice convening the EGM to approve the Transactions and the Revised Caps will be dispatched to the shareholders of NWDSC as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the following meaning unless the context requires otherwise:

"Concessionaire Counter Arrangements"	including various concessionaire counter agreements entered into between NWDSC and CTF Jewellery or any of its subsidiaries
"CTF"	Chow Tai Fook Enterprises Limited (周大福企業有限公司), a company incorporated in Hong Kong with limited liability and a substantial shareholder of NWD
"CTF Jewellery"	Chow Tai Fook Jewellery Company Limited (周大福珠寶金行有限公司), a company incorporated in Hong Kong and an associate of CTF
"EGM"	the extraordinary general meeting of NWDSC to be held to consider and, if thought fit, to approve the Transactions, the Supplemental Agreement and the Revised Caps
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Lease"	the transactions contemplated under the Master Leasing Agreement as amended and supplemented by the Supplemental Agreement
"Listing"	listing of the shares of NWDSC on the main board of the Stock Exchange on 12 July 2007
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Master Leasing Agreement"	the master leasing agreement dated 22 June 2007 between NWDSC and NWD

"NWD"	New World Development Company Limited (新世界發展有限公司), a company incorporated in Hong Kong, whose shares are listed on the main board of the Stock Exchange
"NWD Group"	NWD and its subsidiaries
"NWDSC"	New World Department Store China Limited, a company incorporated in the Cayman Islands, the shares of which are listed on the main board of the Stock Exchange
"NWDSC Group"	NWDSC and its subsidiaries
"NWDSC Independent Board Committee"	an independent board committee of NWDSC comprising the independent non-executive directors of NWDSC
"NWDSC Independent Shareholders"	shareholders of NWDSC other than NWD, CTF and their respective associates
"Original Concessionaire Annual Cap(s)"	the original annual cap(s) for the Concessionaire Counter Arrangements as set out in the Prospectus
"Original Leasing Annual Cap(s)"	the original annual cap(s) for the Master Leasing Agreement as set out in the Prospectus
"PRC"	the People's Republic of China
"Prospectus"	the prospectus of NWDSC dated 28 June 2007
"Revised Caps"	the Revised Concessionaire Annual Caps and the Revised Leasing Annual Caps
"Revised Concessionaire Annual Cap(s)"	for the purpose of Chapter 14A of the Listing Rules, means for each of the two years ending 30 June 2008 and 2009, RMB24.6 million and RMB53.1 million in respect of the aggregate sums payable by CTF Jewellery to the NWDSC Group under the Concessionaire Counter Arrangements
"Revised Leasing Annual Cap(s)"	for the purpose of Chapter 14A of the Listing Rules, means for each of the two years ending 30 June 2008 and 2009, RMB135.7 million and RMB212.0 million in respect of the aggregate rental and management fees payable by the NWDSC Group to the NWD Group in connection with the premises leased and to be leased by the NWDSC Group under the Master Leasing Agreement as amended and supplemented by the Supplemental Agreement

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental letter entered into between NWDSC and NWD on 19 March 2008, supplemental to the Master Leasing Agreement
"Transactions"	(i) the Lease; and (ii) the transactions contemplated under the Concessionaire Counter Arrangements
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

By order of the board of
New World Development Company Limited
LEUNG Chi-kin, Stewart
Company Secretary

By order of the board of
New World Department Store China Limited
WONG Kwok-kan, Kenneth
Company Secretary

Hong Kong, 19 March 2008

As at the date of this announcement, (a) the executive directors of NWD are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian ; (b) the non-executive directors of NWD are Lord Sandberg, Michael, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas and (c) the independent non-executive directors of NWD are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

As at the date of this announcement, the non-executive directors of NWDSC are Dr. Cheng Kar-shun, Henry and Mr. Au Tak-cheong; the executive directors of NWDSC are Mr. Cheng Chi-kong, Adrian, Mr. Cheung Fai-yet, Philip, Mr. Lin Tsai-tan, David, Mr. Wong Kwok-kan, Kenneth and Ms. Ngan Man-ying, Lynda; and the independent non-executive directors of NWDSC are Mr. Cheong Ying-chew, Henry, Mr. Chan Yiu-tong, Ivan, Mr. Tong Hang-chan, Peter and Mr. Yu Chun-fai, Henry.

In this announcement, RMB has been converted to HK$ at the rate of HK$1=RMB0.9224 for illustration purpose only. No representation is made that any amounts in RMB or HK$ have been, could have been or could be converted at the above rate or at any other rates or at all.

END